UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2017

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on January 30, 2017.

Luxottica Group acquires Óticas Carol in Brazil

Luxottica expands its presence in the optical franchise business with approximately 950 stores

Milan (Italy), and São Paulo (Brazil), January 30, 2017 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, signed an agreement with the current shareholders of Óticas Carol under which Luxottica will acquire 100% of Óticas Carol, one of the largest optical franchisors in Brazil with approximately 950 locations.

Established in 1997, Óticas Carol sells a broad range of prescription frames and sunglasses, with  annual system sales of approximately Euro 200 million. Óticas Carol has achieved significant growth in recent years, strengthening its management team and growing its retail footprint from approximately 500 stores in 2013 to 950 in 2016, largely through established partnerships with franchisees.

“Brazil is a great country, one we have believed in and operated in for 25 years,” said Leonardo Del Vecchio, Executive Chairman of Luxottica Group. “With this transaction, we take one step further in completing our vertically integrated business model, which has shown many benefits for all our consumers”.

According to Ronaldo Pereira, CEO of Óticas Carol: “The transaction brings Carol to a whole new level. Our franchisees will belong to a global eyewear company, which brings them a greater sense of security to continue to grow and invest in our brand. Now we have all the necessary tools to move forward with our expansion plans”.

The transaction, which is valued at Euro 110 million, remains subject to customary regulatory approvals and is expected to close in the first half of 2017.

Upon completion, the transaction will mark Luxottica’s entry into the optical retail business in Brazil, a region with excellent growth potential in eyewear. Luxottica currently operates a network of Sunglass Hut stores in Brazil and has a solid presence through its wholesale business and a manufacturing plant in Campinas.

3i Group plc, Neuberger Berman and Siguler Guff & Company, LP are the major selling shareholders involved in the transaction.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 8,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America, Salmoiraghi & Viganò in Italy and Sunglass Hut worldwide. With more than 80,000 employees, in 2015 Luxottica posted net sales of approximately Euro 9 billion. Additional information on the Group is available at www.luxottica.com.

Óticas Carol

Óticas Carol, which was founded in 1997 with the goal to satisfy the needs of the Brazilian consumer in the eyewear industry, is one of Brazil’s leading optical chains. It currently has approximately 950 stores across Brazil, primarily through its franchising network. Óticas Carol’s mission is to provide the best platform for the sustainable growth of its franchisees. It seeks to delight its customers with excellent optical services and products. Óticas Carol’s vision is to see a prettier world making glasses the number one fashion accessory and perpetuating a sustainable business model. To learn more about Óticas Carol, please visit www.oticascarol.com.br.

3i Group plc

3i is an investment company with three complementary businesses, Private Equity, Infrastructure and Debt Management, specializing in core investment markets in northern Europe and North America. For further information, please visit: www.3i.com.

Siguler Guff

Siguler Guff is a multi-strategy private equity investment firm which, together with its affiliates, has over $11 billion of assets under management. With more than 20 years of experience investing as a firm in the private markets, Siguler Guff seeks to generate strong, risk-adjusted returns by focusing opportunistically on market niches. Siguler Guff’s investment products include multi-manager funds, direct investment funds and customized separate accounts. The Firm currently serves over 500 institutional clients and more than 800 family office and high net worth investors. Headquartered in New York, Siguler Guff maintains offices in Boston, London, Moscow, Mumbai, São Paulo and Shanghai. To learn more about Siguler Guff, please visit www.sigulerguff.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to set and achieve our business objectives and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relationships with those hosting our stores, any failure of information technology, inventory and other asset-related risks, credit risk on our accounts, insurance risks, changes in tax laws as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: January 30, 2017		MICHAEL A. BOXER
Group General Counsel